Mary K. Johnson Vice President, Corporate Counsel
The Prudential Insurance Company of America 280 Trumbull Street, Hartford, CT 06103 Tel 860-534-7704 kate.johnson@prudential.com
December 6, 2019

VIA EDGAR
Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Response to SEC Staff Comments on Post-Effective Amendment No. 1
to Registration Statement on Form N-4
SEC File Nos. 333-230983 and 811-07325
Pruco Life Flexible Premium Variable Annuity Account (Registrant)
Pruco Life Insurance Company (Depositor)

Dear Mr. Zapata:

On behalf of the above-referenced Registrant, below are responses to Staff comments, taken orally on December 2, 2019, on the registration statement noted above. Included in this submission are pages from the prospectus marked to show the changes described below. Assuming the revisions are satisfactory, they will be included in the post-effective amendment we file to complete Post-effective Amendment No. 1.

The Staff’s comments and our responses are as follows:
1.Comment:
Please confirm that all material state variations are described in the prospectus.

Response:
We confirm that all material state variations for the states in which the product is currently approved for sale are described in the prospectus.

2.Comment:
Summary of Contract Fees and Charges (p. 4)
Further describe or provide a cross reference to a further description of the reduction to the Guaranteed Income Amount that is referenced in footnote #5.

Response:
We have revised footnote #5 to the Summary of Contract Fees and Charges by adding a cross reference to a more complete discussion of the process by which a contract owner can opt out of a benefit fee increase and the method for obtaining an estimate of the reduction in Guaranteed Income Amount that would result from such an opt out.

3.Comment:
Summary (p.15)
Distinguish the subsection heading currently entitled “Investment Options” from the full section entitled “Investment Options” beginning on page 17.

Response:
We have changed the Summary subsection title “Investment Options” to “Allocating Your Purchase Payments” for better distinction from the full section entitled “Investment Options.”

4.Comment:
New disclosure appearing on pages 29, 33 and 34
Please rephrase each instance of the term pro rata basis in plain English.

Response:
We have rephrased the disclosure regarding “pro rata” allocations that had appeared on pages 29, 33 and 34 in plain English.

5. Comment:
Part C., Item 24
Provide the basis for redaction in the exhibit filed as item 24(b)(7).

Response:
In accordance with Instruction 5 to Item 24(b) of Form N-4 as amended by Investment Company Act Release No. 10618, when filing exhibit 24(b)(7) in Pre-effective Amendment No. 2 to the captioned Registration Statement, we employed redaction only for those terms we determined to be (i) not material to purchasers of the variable annuity contract and (ii) would likely cause competitive harm to the registrant if publicly disclosed. In determining the appropriateness of the redactions under the amended instruction, we were guided by the principles of Rule 406 under the Securities Act of 1933, Staff Legal Bulletins 1 and 1A, and 5 U.S.C. 522(b), and, in particular, the appropriateness of redaction within exhibits for information that is commercial in nature and privileged and confidential. As required by the amended instruction, the exhibit is labeled to note that redactions are present, and the redactions are indicated with brackets.

If you have any questions, please call me at (860) 534-7704.

Sincerely,

/s/Mary K. Johnson
Mary K. Johnson
Vice President, Corporate Counsel

SUMMARY OF CONTRACT FEES AND CHARGES
The following tables describe the fees and expenses you will pay when buying, owning and surrendering the Annuity. No surrender charges apply to the Annuity. More information about these fees and charges appears later in this prospectus. See "Fees and Charges and Deductions."
The first table describes fees and expenses that you will pay at the time you transfer Account Value between Investment Options. State premium taxes also may be deducted.

ANNUITY OWNER TRANSACTION EXPENSES

Transfer Fee[1] (Currently, after the 20th transfer each Annuity Year)	$10
Tax Charge	0% - 3.5%

1	Transfers in connection with one of our systematic programs (such as rebalancing) do not count toward the 20 transfers in an Annuity Year.
The following tables describe the periodic fees and charges you will pay when you own the Annuity, not including the underlying Portfolio fees and expenses.

PERIODIC FEES AND CHARGES (as a percentage of Unadjusted Account Value)
Annual Maintenance Fee[2]	Lesser of $50 and 2%

ANNUALIZED INSURANCE FEES/CHARGES (as a percentage of the net assets of the Sub-accounts)

Mortality & Expense Risk Charges[3]
Level 1: Net Purchase Payments Less than $1,000,000	0.25%
Level 2: Net Purchase Payments $1,000,000 and more	0.10%
Administration Charge	0.15%
Total Annualized Insurance Fees and Charges[4]	0.40%

2	Only applicable if the sum of the Purchase Payments at the time the fee is due is less than $100,000.

3	Any transactions that impact Net Purchase Payments and cause a change in the applicable Insurance Charge level will cause that change in level on the Valuation Day on which the transactions occur.

4
The Insurance Charge is a combination of the Mortality & Expense Risk Charge and the Administration Charge. The Total Annualized Fees and Charges shown above is based on the Mortality and Expense Risk Charge for Level 1. If Net Purchase Payments were in a different level at any time during an Annuity Year, the total would be lower. We reserve the right to limit total Purchase Payments and restrict the ability to make additional Purchase Payments. See “Initial Purchase Payments” and “Additional Purchase Payments” later in this prospectus. Additional charges apply if you elect optional benefits or allocate Purchase Payments or transfer Account Value to a Sub-account for which we assess a Fund Access Charge. See the tables of such charges below.

The following tables set forth the charge for each optional living and death benefit available with the Annuity, and a Fund Access Charge that applies if you allocate your Account Value to certain Sub-accounts. These charges would be in addition to those set forth in the tables above. The first two columns show the charge for each optional benefit on a maximum and current basis. Then, we show the total expenses you would pay for an Annuity if you purchased the relevant optional benefit. More specifically, we show the total charge for the optional benefit plus the Total Annualized Insurance Fees/Charges applicable to the Annuity. The Fund Access Charge is shown similarly in the second table below.

OPTIONAL BENEFIT FEES AND CHARGES (as a percentage of the net assets of the Sub-accounts)
	Maximum Benefit Charge[5]	Current Benefit Charge	Maximum Total Annualized Charge	Current Total Annualized Charge
Optional Living Benefit-Defined Income Benefit	1.50%	0.80%	1.90%	1.20%
Optional Death Benefit-Return of Adjusted Purchase Payments Death Benefit	0.10%	0.10%	0.50%	0.50%

5
The Defined Income Benefit Charge may be increased one or more times on or after the 3 rd anniversary of the Benefit Effective Date up to the maximum benefit charge shown above. We will notify you in advance of any change to the charge and you will be given an opportunity to “opt out” of any charge increase subject to certain conditions, including that the Guaranteed Income Amount will be permanently reduced by 5% on the next anniversary of the Benefit Effective Date. See “Fees, Charges and Deductions - Charges for Optional Living and Death Benefits” later in this prospectus for information about this opt out process and obtaining an estimate of the 5% reduction to the Guaranteed Income Amount. Also, if you decide to elect or re-elect the benefit after your Annuity has been issued, the charge for the benefit will equal the current charge for new Annuity Owners up to the maximum indicated.

SUMMARY
This Summary describes key features of the Annuity offered in this prospectus. It is intended to give you an overview, and to point you to sections of the prospectus that provide greater detail. You should not rely on the Summary alone for all the information you need to know before purchasing an Annuity. You should read the entire prospectus for a complete description of the Annuity. Your financial professional can also help you if you have questions.
The Annuity: The variable annuity contract issued by Pruco Life is a contract between you, the Owner, and Pruco Life, an insurance company. It is designed for retirement purposes, or other long-term investing, to help you save money for retirement, on a tax deferred basis, and provide income during your retirement. Although this prospectus describes key features of the variable annuity contract, the prospectus is a distinct document, and is not part of the contract.
The Annuity offers various investment Portfolios. With the help of your financial professional, you choose how to invest your money within your Annuity (subject to certain restrictions; see “Investment Options”). Investing in a variable annuity involves risk and you can lose your money. On the other hand, investing in a variable annuity can provide you with the opportunity to grow your money through participation in underlying Portfolios.
GENERALLY SPEAKING, VARIABLE ANNUITIES ARE INVESTMENTS DESIGNED TO BE HELD FOR THE LONG TERM. WORKING WITH YOUR FINANCIAL PROFESSIONAL, YOU SHOULD CAREFULLY CONSIDER WHETHER A VARIABLE ANNUITY IS APPROPRIATE FOR YOU GIVEN YOUR LIFE EXPECTANCY, NEED FOR INCOME, AND OTHER PERTINENT FACTORS.
Purchase: Your eligibility to purchase is based on your age and the amount of your initial Purchase Payment. See your financial professional to complete an application. The maximum age for purchasing this Annuity is 85 and the minimum initial Purchase Payment is $10,000.
The “Maximum Age for Initial Purchase” applies to the oldest Owner as of the day we would issue the Annuity. If the Annuity is to be owned by an entity, the maximum age applies to the Annuitant as of the day we would issue the Annuity. For Annuities purchased as a Beneficiary Annuity, the maximum issue age is 85 and applies to the Key Life.
The Annuity contract may be used as part of a fee-based financial plan. At a high level, a fee-based financial plan generally involves an investment advisor conducting a holistic review of an individual’s assets and liabilities for the purpose of helping the individual meet identified financial goals (e.g., retirement income, saving for college, purchasing a vacation home).  The financial advisor’s fees vary and are generally based on the individual’s assets they provide advice on or a predetermined one-time fee. You pay the registered investment advisory firm or the investment firm/professional directly for the investment advisory services provided to you. Any investment advisory services in connection with this Annuity are not provided by Pruco Life Insurance Company or Prudential Annuity Distributors, Inc. (“PAD”), and neither Pruco Life Insurance Company nor PAD are responsible for such investment advisory services. We do not allow investment advisors to request withdrawals from the Annuity to pay the investment advisor’s fee when the Defined Income Benefit is in effect. You should know that any withdrawals made from the Annuity, including withdrawals you or your investment advisor request to pay your investment advisor’s fees, reduce the Account Value, have tax consequences, and can negatively affect benefits under the contract.
After you purchase your Annuity, you will have a limited period of time during which you may cancel (or “Free Look”) the purchase of your Annuity. Your request for a Free Look must be received in Good Order within the applicable time period.
Please see “Requirements for Purchasing the Annuity” for additional information.
Allocating Your Purchase Payments:
While the Defined Income Benefit is in effect for your Annuity, you may choose only from a selection of fixed income variable Investment Options. If you purchase the Annuity before February 24, 2020, or choose the Defined Income Benefit for your Annuity, unlike many other annuity contracts, the Annuity will not then provide a diverse set of investment choices that would provide the option to allocate money among a variety of investment choices with different investment styles, objectives, strategies and risks.
Beginning on or about February 24, 2020, additional variable Investment Options offering a variety of investment styles and risk levels will be available for contracts that do not have the Defined Income Benefit in effect. We assess a Fund Access Charge as an additional charge for allocations to certain of these Investment Options. Please see “Fees, Charges and Deductions” for information.
Each of the underlying Portfolios is described in its own prospectus, which you should read before selecting your Investment Options. You can obtain the summary prospectuses and prospectuses for the Portfolios by calling 1-888-PRU-2888 or at www.prudentialannuities.com. There is no assurance that any variable Investment Option will meet its investment objective.
Beginning on or about February 24, 2020, unless you have the Defined Income Benefit in effect for your Annuity, you may also allocate money to the DCA MVA Option if you elect to participate in a 6 or 12 Month DCA Program. Under these programs, your money is transferred monthly from a DCA MVA Option to the other Investment Options you have designated. Premature withdrawals from the DCA MVA Option may also be subject to a Market Value Adjustment. See “Investment Options-Market Value Adjustment Options” later in this prospectus.
We also offer other programs to help discipline your investing, such as dollar cost averaging or automatic rebalancing.
Please see “Investment Options” and “Managing Your Account Value” for information.

Additionally, we will not permit election or re-election of any optional death benefit or optional living benefit by certain ownership types. We may issue an Annuity in ownership structures where the annuitant is also the participant in a Qualified or Non-Qualified employer sponsored plan and the Annuity represents his or her segregated interest in such plan. We reserve the right to further limit, restrict and/or change to whom we will issue an Annuity in the future, to the extent permitted by state law. Further, please be aware that we do not provide administration for employer-sponsored plans and may also limit the number of plan participants that may elect to use our Annuity as a funding vehicle.
Age Restrictions: Unless we agree otherwise and subject to our rules, in order to issue the annuity, we must receive the application, in good order, before the oldest of the Owner(s) and Annuitant(s) turns 86 years old. If you purchase a Beneficiary Annuity, the maximum issue age is 85 based on the Key Life. The broker-dealer firm through which you are purchasing the Annuity may impose a younger maximum issue age than what is described above – check with the broker-dealer firm for details. The “Annuitant” refers to the natural person(s) upon whose life annuity payments payable to the Owner are based.
Additional Purchase Payments: If allowed by applicable state law, currently you may make additional Purchase Payments, provided that the payment is at least $100 (we impose a $50 minimum for electronic funds transfer (“EFT”) purchases). We may amend this Purchase Payment minimum, and/or limit the Investment Options to which you may direct Purchase Payments. You may make additional Purchase Payments, unless the Annuity is held as a Beneficiary Annuity, at any time before the earlier of the Annuity Date and (i) for Annuities that are not entity-owned, the oldest Owner’s 86th birthday or (ii) for entity-owned Annuities, the oldest Annuitant’s 86th birthday. However, Purchase Payments are not permitted after the Account Value is reduced to zero.
Each additional Purchase Payment will be allocated to the Investment Options according to your instructions you may not provide allocation instructions that apply to more than one additional Purchase Payment. Thus, if you have not provided allocation instructions with a particular additional Purchase Payment, we will allocate the Purchase Payment to the Sub-accounts based on the proportion of Account Value in each Sub-account, excluding any Sub-accounts to which you may not choose to allocate Account Value.
We reserve the right to limit, suspend or reject any additional Purchase Payment at any time, but would do so only on a non-discriminatory basis. In particular, if the Defined Income Benefit or the Return of Adjusted Purchase Payments Death Benefit is in effect for your Annuity, circumstances where we may limit, restrict, suspend or reject additional Purchase Payments include, but are not limited to the following:

•	if we are not then offering the applicable benefit(s) for new issues;

•	if we are offering a modified version of the applicable benefit(s) for new issues; or

•
if the Return of Adjusted Purchase Payments Death Benefit is in effect for your Annuity and if we determine that, as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the death benefit amount is being increased in an unintended fashion (among the factors we will use in making a determination as to whether an action is designed to increase the death benefit amount in an unintended fashion is the relative size of additional Purchase Payment(s)); or

•
if the Defined Income Benefit is in effect for your Annuity and if the then currently declared Income Growth Rate or the then currently declared Income Percentage is less than the Minimum Income Growth Rate for additional Purchase Payments or the Minimum Income Percentage for additional Purchase Payments shown in the Schedule Supplement for your Defined Income Benefit; or

•
if we determine that, as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Guaranteed Income Amount is being increased in an unintended fashion (among the factors we will use in making a determination as to whether an action is designed to increase the Guaranteed Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s)).

If we further exercise our right to suspend, reject and/or place limitations on the acceptance of additional Purchase Payments, you may no longer be able to fund the Defined Income Benefit optional living benefit or the optional Return of Adjusted Purchase Payments Death Benefit that you elected to the level you originally intended. This means that you may no longer be able to increase the values associated with your Defined Income Benefit optional living benefit through additional Purchase Payments or increase the amount of the death benefit under the optional Return of Adjusted Purchase Payments Death Benefit. This would also impact your ability to make annual contributions to certain qualified Annuities.
When you purchase this Annuity and determine the amount of your initial Purchase Payment, you should consider the fact that we may suspend, reject or limit additional Purchase Payments at some point in the future.
Depending on the tax status of your Annuity (e.g, if you own the Annuity through an IRA), there may be annual contribution limits dictated by applicable law. Please see “Tax Considerations” section for additional information on these contribution limits.
If you have elected to participate in the 6 or 12 Month DCA Program, your initial Purchase Payment will be applied to your chosen program. Each time you make an additional Purchase Payment, you will need to elect a new 6 or 12 Month DCA Program for that additional Purchase Payment. If you do not provide such instructions, we will allocate that additional Purchase Payment among the Sub-accounts based on the proportion of Account Value then in each Sub-account, excluding Sub-accounts to which you may not choose to allocate Account Value. Additionally, if your initial Purchase Payment is funded from multiple sources (e.g., a transfer of assets/1035 exchange) then the total amount that you have designated to fund your Annuity will be treated as the initial Purchase Payment for purposes of your participation in the 6 or 12 Month DCA Program.
Additional Purchase Payments may also be limited if the total Purchase Payments under this Annuity and other annuities equals or exceeds $1,000,000, as described in more detail in “Initial Purchase Payment,” above.

MANAGING YOUR ACCOUNT VALUE
There are several programs we administer to help you manage your Account Value. We describe our current programs in this section. The minimum transfer amount under any program is currently $100, although we will not impose that requirement with respect to the final amount to be transferred under a program.
DOLLAR COST AVERAGING PROGRAMS
We offer Dollar Cost Averaging Programs during the Accumulation Period. In general, Dollar Cost Averaging allows you to systematically transfer an amount periodically from one Sub-account to one or more other Sub-accounts to which you are permitted to allocate. You can choose to transfer earnings only, principal plus earnings or a flat dollar amount. You may elect a Dollar Cost Averaging program that transfers amounts monthly, quarterly, semi-annually, or annually from your Sub-accounts (if you make no selection, we will effect transfers on a monthly basis). In addition, you may elect the 6 or 12 Month DCA Program described below.
There is no guarantee that Dollar Cost Averaging will result in a profit or protect against a loss in a declining Sub-account.
6 OR 12 MONTH DOLLAR COST AVERAGING PROGRAM (THE “6 OR 12 MONTH DCA PROGRAM”) AVAILABLE BEGINNING ON OR ABOUT FEBRUARY 24, 2020 WHEN TIME THE DEFINED INCOME BENEFIT IS NOT IN EFFECT FOR YOUR ANNUITY.
The 6 or 12 Month DCA Program is subject to our rules at the time of election and may not be available in conjunction with other programs and benefits we make available or in all states. We may discontinue, modify or amend this program from time to time. The 6 or 12 Month DCA Program is not available with the Defined Income Benefit or in the States of Illinois, Iowa and Oregon.
Criteria for Participating in the Program

•
If you have elected to participate in the 6 or 12 Month DCA Program, your initial Purchase Payment will be applied to your chosen program and Sub-accounts. Each time you make an additional Purchase Payment, you will need to elect a new 6 or 12 Month DCA Program for that additional Purchase Payment. If you do not provide such instructions, we will allocate that additional Purchase Payment among the Sub-accounts based on the proportion of Account Value then in each Sub-account, excluding any Sub-accounts to which you may not electively allocate Account Value. Additionally, if your initial Purchase Payment is funded from multiple sources (e.g., a transfer of assets/1035 exchange) then the total amount that you have designated to fund your annuity will be treated as the initial Purchase Payment for purposes of your participation in the 6 or 12 Month DCA Program.

•	You may only allocate Purchase Payments to the DCA MVA Options. You may not transfer Account Value into this program. To institute a program, you must allocate at least $2,000 to the DCA MVA Options.

•
As part of your election to participate in the 6 or 12 Month DCA Program, you specify whether you want 6 or 12 monthly transfers under the program. We then set the monthly transfer amount, by dividing the Purchase Payment you have allocated to the DCA MVA Options by the number of months. For example, if you allocated $6,000, and selected a 6 month DCA Program, we would transfer $1,000 each month (with the interest earned added to the last payment). We will adjust the monthly transfer amount if, during the transfer period, the amount allocated to the DCA MVA Options is reduced. In that event, we will re-calculate the amount of each remaining transfer by dividing the amount in the DCA MVA Option (including any interest) by the number of remaining transfers. If the recalculated transfer amount is below the minimum transfer required by the program (currently $100), we will transfer the remaining amount from the DCA MVA Option on the next scheduled transfer and terminate the program.

•	We impose no fee for your participation in the 6 or 12 Month DCA Program.

•
You may cancel the DCA Program at any time. If you do, we will transfer any remaining amount held within the DCA MVA Options according to your instructions, subject to any applicable MVA. If you do not provide any such instructions, we will transfer any remaining amount held in the DCA MVA Options to the Sub-accounts in which you are invested currently in proportion to your current investment in each Sub-account , excluding any Sub-accounts to which you are not permitted to choose to allocate or transfer Account Value. If any such Sub-account is no longer available, we may allocate the amount that would have been applied to that Sub-account to the PSF Government Money Market Sub-account.

•
We credit interest to amounts held within the DCA MVA Options at the applicable declared rates. We credit such interest until the earliest of the following (a) the date the entire amount in the DCA MVA Option has been transferred out; (b) the date the entire amount in the DCA MVA Option is withdrawn; (c) the date as of which any Death Benefit payable is determined, unless the Annuity is continued by a spouse Beneficiary (in which case we continue to credit interest under the program); or (d) the Annuity Date.

•
The interest rate earned in a DCA MVA Option will be no less than the minimum guaranteed interest rate. We may, from time to time, declare new interest rates for new Purchase Payments that are higher than the minimum guaranteed interest rate. Please note that the interest rate that we apply under the 6 or 12 Month DCA Program is applied to a declining balance. Therefore, the dollar amount of interest you receive will decrease as amounts are systematically transferred from the DCA MVA Option to the Sub-accounts, and the effective interest rate earned will therefore be less than the declared interest rate.

Details Regarding Program Transfers

•	Transfers made under this program are not subject to any MVA.

•
Any partial withdrawals, transfers, or fees deducted from the DCA MVA Options will reduce the amount in the DCA MVA Options. If you have only one 6 or 12 Month DCA Program in operation, withdrawals, transfers, or fees may be deducted from the DCA MVA Options associated with that program. You may, however, have more than one 6 or 12 Month DCA Program operating at the same time (so long as any such additional 6 or 12 Month DCA Program is of the same duration). For example, you may have more than one 6 Month DCA Program in effect, but may not have a 6 Month Program running simultaneously with a 12 Month Program.

•
6 or 12 Month DCA transfers will begin on the date the DCA MVA Option is established (unless modified to comply with state law) and on each month following until the entire principal amount plus earnings is transferred. We do not count transfers under the 6 or 12 Month DCA Program against the number of free transfers allowed under your Annuity.

•	The minimum transfer amount is $100, except for the final amount to be transferred under the program.

•
If you are participating in one of our automated withdrawal programs (e.g., systematic withdrawals), we may include within that withdrawal program amounts held within the DCA MVA Options. If you have elected any optional living benefit, any withdrawals will be taken from your Sub-accounts and the DCA MVA Options in proportion to your Account Value then in each. Such withdrawals will be assessed any applicable MVA.

AUTOMATIC REBALANCING PROGRAMS
During the Accumulation Period, we offer Automatic Rebalancing among the Sub-accounts you choose and to which you are permitted to allocate. The “Accumulation Period” refers to the period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date. You can choose to have your Account Value rebalanced monthly, quarterly, semi-annually, or annually. On the appropriate date, the Sub-accounts you choose are rebalanced to the allocation percentages you requested. With Automatic Rebalancing, we transfer the appropriate amount from the “overweighted” Sub-accounts to the “underweighted” Sub-accounts to return your allocations to the percentages you request. For example, over time the performance of the Sub-accounts will differ, causing your percentage allocations to shift. You may make additional transfers; however, the Automatic Rebalancing program will not reflect such transfers unless we receive instructions from you indicating that you would like to adjust the Automatic Rebalancing program. There is no minimum Account Value required to enroll in Automatic Rebalancing. All rebalancing transfers as part of an Automatic Rebalancing program are not included when counting the number of transfers each year toward the maximum number of free transfers. We do not deduct a charge for participating in an Automatic Rebalancing program. Participation in the Automatic Rebalancing program may be restricted if you are enrolled in certain other optional programs. Sub-accounts that are part of a systematic withdrawal program or Dollar Cost Averaging program will be excluded from an Automatic Rebalancing program.
AUTHORIZATION OF A THIRD PARTY INVESTMENT ADVISOR TO MANAGE MY ACCOUNT
This Annuity may be used where you have engaged an investment advisor to provide advice to you regarding the Annuity. That investment advisor may be a firm or person that is appropriately licensed to sell the Annuity or that is affiliated with an entity that is appropriately licensed to sell the Annuity. The investment advisor you engage to provide advice to you in connection with the Annuity for you is not acting on our behalf, but is acting on your behalf. To be eligible to take any action with respect to your Annuity, your investment advisor must follow our rules for interacting with us to take action on your Annuity. In particular, we limit the amount of the advisor’s fee that the advisor can withdraw from your Annuity (provided you have completed the required paperwork authorizing your investment advisor to do so) to a specified percentage of your Account Value. We may change the percentage limit periodically at our discretion. Currently, we do not allow advisors to request withdrawals from the Annuity to pay any portion of the investment advisor's fee when the Annuity has the Defined Income Benefit in effect. We reserve the right to change these rules at any time. Although we impose these rules, you are solely responsible for choosing a suitable investment advisor.
We do not offer advice about how to allocate your Account Value or make elections for your Annuity. We follow appropriately given instructions and direction from your investment advisor or you. As such, we are not responsible for any recommendations your investment advisor makes, any specific transfers, transactions or elections they make on your behalf.
We are not a party to the agreement you have with your investment advisor, and do not verify that amounts withdrawn from your Annuity, including amounts withdrawn to pay for the investment advisor’s fee, align with the terms of your agreement with your investment advisor. You will, however, receive confirmations of transactions that affect your Annuity that reflect advisory fees deducted from your Account Value. It is your responsibility to arrange for the payment of the advisory fee charged by your investment advisor. Similarly, it is your responsibility to understand the advisory services provided by your investment advisor and the advisory fees charged for those services, and if applicable, to review transaction confirmations to validate the accuracy of the advisory fee withdrawn from the Annuity (subject to the percentage limit described above).
Any fee that is charged by your investment advisor is in addition to the fees and expenses that apply under your Annuity. Please be aware that if you authorize your investment advisor to withdraw amounts from your Annuity to pay for the investment advisor’s fee, such fee deduction will be treated as a withdrawal. Regardless of whether a withdrawal is authorized by your investment advisor or you, a withdrawal from your Annuity can have many consequences, particularly if you are participating in optional living benefits and/or optional death benefits. For example, as with any other withdrawal from your Annuity, you may incur adverse tax consequences upon the deduction of your advisor’s fee from your Annuity. In addition, a withdrawal generally may also reduce the level of various living and death benefit guarantees provided.